UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 July 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT acquires print and mailing house Euro Mail, 15 July 2005

15 July 2005

TNT ACQUIRES PRINT AND MAILING HOUSE EURO MAIL

Mail, express and logistics company TNT N.V. has acquired the Dutch print and mailing house Euro Mail through Cendris, part of TPG Post. The positioning of Euro Mail is geared to Direct Marketing for small and medium-sized enterprises (SME), adding an important and valuable range of products and services to the portfolio of TPG Post and Cendris.

The specific knowledge and experience of Euro Mail in the SME segment form a key complement to the expertise of Cendris. The acquisition will put TPG Post and Cendris in a better position to develop and sell new product-market combinations for the SME segment.

Euro Mail reported sales of €29 million in 2004. The company employs 116 people at ten operational sites across the Netherlands. Euro Mail specialises in mailing activities (enveloping, addressing, sorting and distribution), print services, fulfilment and other DM activities, including data and consultancy. Euro Mail primarily serves small, locally operating businesses, but in recent years has added a number of larger companies to its customer base.

About Cendris

Cendris is part of Royal TPG Post B.V. In 2004 Cendris reported sales of €219 million and employed 4,000 people. The company offers a complete portfolio of specialist solutions for direct communication, data and document management. Cendris provides consultancy on winning and retaining customers and offers services ranging from call centre activities, invoice printing and direct mail to mailroom management, document reproduction and archiving. Cendris operates in the Benelux region, the UK and Germany.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 160,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 18 July 2005